Amended

11018005

Dyc 6/20/11

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 16 2011
DIVISION OF MARKET REGULATION

SE(... ISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ll/10/15

ICP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

Rothstein Kass

ICP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

ICP SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
ICP Securities LLC

We have audited the accompanying statement of financial condition of ICP Securities LLC as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 8, the Company, the Officer of the Company, the Parent and certain other affiliates have been charged in an action brought by the Securities and Exchange Commission (the "SEC"). The statement of financial condition does not include any adjustments that might results from the outcome of the uncertainty of this litigation. We were unable to determine whether such litigation will have a material adverse effect on the Company.

In our opinion, except for the effects on the statement of financial condition, if any, of the litigation described in the preceding paragraph, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of ICP Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, during March 2010, the Company commenced winding down its trading operations. Based on the current level of business activity and the uncertainty of the outcome of the SEC litigation described in the third paragraph, there is substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of these uncertainties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 19, 2011

ICP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	277,488
Receivable from clearing broker, clearing deposit		99,960
Office equipment, net of accumulated depreciation of $5,988		28,724
Total assets	$	406,172
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accrued expenses	$	209
Due to Parent		57,512
Total liabilities		57,721
Total member's capital		348,451
	$	406,172

See accompanying notes to financial statements.

1. Organization

Nature of Business

ICP Securities LLC (the "Company") is a Delaware registered limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company, through June 2010, was engaged in structuring, origination, trading and distribution of leveraged credit structures. The Company was also engaged primarily in riskless principal transactions.

The Company is wholly owned by Institutional Credit Partners LLC (the "Parent"). See Note 4.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Fair Value of Financial Instruments

GAAP provides guidance over required disclosures related to financial instruments. GAAP requires the disclosure of the fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature. These instruments include receivable from clearing broker, accrued expenses and due to Parent.

Revenue and Expense Recognition

Principal transactions and related revenues and expenses are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue from interest income is recognized on an accrual basis and fees for services provided are recognized in the periods in which the services are performed. Expenses are recognized on an accrual basis and are expensed when incurred.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the statement of operations accounts are translated at exchange rates prevailing at the end of each calendar month throughout the year. Losses resulting from foreign currency transactions amounted to $327,895, and are included within income from principal transactions in the statement of operations.

2. Summary of significant accounting policies (continued)

Cash Equivalents

The Company considers money market accounts to be cash equivalents. Cash and cash equivalents consist of cash deposits held in accounts at a New York financial institution and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Office Equipment

Office equipment is stated at cost less accumulated depreciation and amortization. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three years.

Indemnification

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at December 31, 2010.

Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded entity for tax purposes. The Company's income and expense items will be included in the tax returns of the Parent. A New York City Unincorporated Business Income Tax ("UBT") return will be filed by the Parent and any taxes due will be paid by the Parent. For the year ended December 31, 2010, UBT is computed by the Company on its pre-tax income, on a separate return basis, at the maximum tax rate of 4%. Differences, if any, to the effective tax rate are absorbed by the Parent. The current tax expense of $18,100 is included in computing the amount due to Parent in the accompanying statement of financial condition.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No provision has been made in the accompanying financial statements of the Company since such liability, if any, is that of the Parent and not of the Company.

The Parent has not filed its 2009, 2008 or 2007 income tax returns. It is unknown the extent of fines or penalties which may be imposed by various taxing authorities relative to non-filing or what, if any, impact such fines or penalties may have on the Parent. In accordance with an Expense Sharing Agreement with the Parent, the Company has recorded its share of income taxes which is included in due to Parent in the accompanying statement of financial condition. As a result, the Company has no additional obligation to reimburse the Parent for income taxes, including such fines or penalties or interest on such amounts.

3. Office equipment

Details of office equipment at December 31, 2010 are as follows:

Equipment	$	34,712
Less: Accumulated depreciation and amortization		(5,988)
	$	28,724

Depreciation and amortization expense for the year ended December 31, 2010 was approximately $6,000.

4. Related party transactions

Expense Sharing Agreement

The Company has entered into an Expense Sharing Agreement with its Parent (the "Services Agreement") that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, the Parent provides administrative, facility and other management and back-office services to the Company.

Under the Services Agreement, the Company receives management, operational, financial and treasury support from the Parent. An affiliate of the Company also provides brokerage and advisory services to the Company. The Parent and its affiliate have decided not to charge the Company for any of the costs in rendering such services. The Parent also pays various professional fees on behalf of the Company for which it has not charged the Company. The Parent has estimated the value of these services and professional fees to total $185,637 for the year ended December 31, 2010.

For the year ended December 31, 2010, the Company incurred occupancy expenses for the office space provided by the Parent relating to the Services Agreement described above in the amount of $244,798 and such amount is recorded within "rent expense" in the statement of operations and a portion is included in due to Parent in the accompanying statement of financial condition. The Company also paid the Parent for other expenses during the year ended December 31, 2010, which totaled $3,183,600.

Other

There is no interest assessed on the outstanding amounts due to the Parent.

The Officer of the Company is also a member of the Parent.

5. Clearing broker

At December 31, 2010, the Company has a good faith deposit of $99,960 held at its clearing broker, which is included in receivable from clearing broker in the accompanying statement of financial condition.

On December 21, 2010, the Company terminated its clearing agreement with its clearing broker.

6. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $320,000, which was approximately $220,000 in excess of its minimum requirement of approximately $100,000.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

7. Exemption from Rule 15c3-3

The Company was exempt from the Securities and Exchange Commission Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(ii) and, therefore, was not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Contingencies

Pursuant to a recent routine FINRA examination, the Company was notified by FINRA's staff of instances where it disagreed with the Company's treatment of certain transactions that had occurred during 2009. Management believes that the Company's treatment of the transactions was proper and accordingly the Company expects the impact of the finalization of the examination to be immaterial.

In June 2010, the Company, the Officer of the Company, the Parent and certain other affiliates (the "Defendants") have been charged in an action brought by the Securities and Exchange Commission (the "SEC Action"). The SEC Action alleges that the Defendants engaged in a range of improper transactions that defrauded customers of a substantial sum of money and placed them at risk of substantial additional losses in the future, and the Defendants abused their fiduciary duties. The following are claims asserted in the SEC Action against the Defendants:

1. Violations of Section 17(a) of the Securities Act, (Note a)
2. Violations of and Aiding and Abetting Violations of Section 10(b) of the Exchange Act and Rule 10b-5, (Note a)
3. Violations of and Aiding and Abetting Violations of Section 15(c)(1)(A) of the Exchange Act and Rule 10b-3, (Note b)
4. Violations of and Aiding and Abetting Violations of Sections 206(1) and 206(2) of the Advisors Act, (Note a)
5. Violations of and Aiding and Abetting Violations of Section 206(4) of the Advisors Act and Rule (4)-8, (Note a)
6. Violations of and Aiding and Abetting Violations of Section 206(3) of the Advisors Act, (Note c)
7. Violations of and Aiding and Abetting Violations of Section 204 of the Advisors Act and Rule 204-2, (Note d)
8. Violations of and Aiding and Abetting Violations of Section 206(4) of the Advisors Act and Rule 206(4)-7, (Note d)
9. Control Person Liability under Section 20(a) of the Exchange Act. (Note e)

8. Contingencies (continued)

Note a – These claims are against the Company, an affiliate, the Parent, and the Officer of the Company.
Note b – This claim is against the Company, an affiliate, and the Officer of the Company.
Note c – This claim is against an affiliate and the Officer of the Company.
Note d – These claims are against an affiliate.
Note e – This claim is against the officer of the Company.

The financials statements do not include any adjustments that might results from the outcome of the uncertainty of this litigation. Though the ultimate outcome of this action cannot presently be determined, management of the Company and its affiliates plan to continue to vigorously defend this matter.

9. Going concern

As discussed in Note 8 "Contingencies", the Company, the Officer of the Company, the Parent and certain other affiliates have been charged in an action brought by the Securities and Exchange Commission. The Company has not been engaged in its normal business activities for several months as a by product of this contingency nor does it expect to engage in significant business operations in the near future. During March 2010, the Company commenced winding down of its trading operations. Based on the current level of business activity, there is significant doubt about the Company's ability to continue as a going concern.

10. Subsequent events

The Company is not in compliance with SEC Rule 17a-5, "Reports to be made by certain brokers and dealers", as it has not completed its annual filing for the year ended December 31, 2010 in a timely manner. The filing of this report with the SEC and FINRA is made to satisfy the filing requirement, even though the filing is not being made in a timely manner.

On February 23, 2011 the Company was notified by FINRA that they will be examining the Company for the period September 29, 2009 through March 20, 2011. The exam began at the end of March 2011 and has not yet concluded.